# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: International Battery Metals Ltd., CIK 0001786318
CUSIP: 459121109
Title of class of securities: Common shares, no par value
Address of issuer's principal executive offices: 12 Greenway Plaza, Suite 1100, Houston, Texas (TX), 77046
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002134357

## Reporting persons
- Ensorcia Metals Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 10,731,081; sole dispositive power 0; shared dispositive power 10,731,081; aggregate amount beneficially owned 10,731,081 (3.1% of the class)
  Comment: Percentage is based on 343,033,509 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed on February 25, 2026.
- Triomphe Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Saint Kitts And Nevis (U7); sole voting power 0; shared voting power 18,568,831; sole dispositive power 0; shared dispositive power 18,568,831; aggregate amount beneficially owned 18,568,831 (5.4% of the class)
  Comment: Percentage is based on 343,033,509 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed on February 25, 2026.

## Item 1. Issuer
Name of issuer: International Battery Metals Ltd.
Address of issuer's principal executive offices: 12 Greenway Plaza, Suite 1100, Houston, TX 77046

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of the following persons with respect to shares of common stock of the Company acquired by them (the "Shares"):

(i) Ensorcia Metals Corp., a British Virgin Islands company ("Ensorcia"), with respect to Shares beneficially owned by it; and

(ii) Triomphe Partners LLC, a Nevis limited liability company ("Triomphe"), with respect to Shares beneficially owned by it.

The foregoing persons are hereinafter referred to collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The shares reported by Triomphe include 10,731,081 shares owned by Ensorcia, 400,000 shares owned by Ensorcia Group Holdings LLC, a Delaware limited liability company ("Holdings"), and 7,457,500 shares owned by Sorcia Minerals, LLC, a Delaware limited liability company ("Sorcia"). Triomphe is the majority owner of Ensorcia. Ensorcia is the sole owner of Holdings. Holdings is the sole owner of Sorcia. Daniel Layton, an individual, is the majority owner and manager of Triomphe and the sole manager of each of Holdings and Sorcia. Layton maintains investment and voting power with respect to the securities held or controlled by each of Ensorcia, Holdings and Sorcia.
Address of principal business office or, if none, residence:
Ensorcia: 333 W. Wacker Drive, #2600, Chicago, IL 60606
Triomphe: 333 W. Wacker Drive, #2600, Chicago, IL 60606
Citizenship: Ensorcia is a British Virgin Islands company. Triomphe is a Nevis limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ensorcia: 10,731,081
Triomphe: 18,568,831
Percent of class:
Ensorcia: 3.1%
Triomphe: 5.4%
Sole power to vote or to direct the vote:
Ensorcia: -0-
Triomphe: -0-
Shared power to vote or to direct the vote:
Ensorcia: 10,731,081
Triomphe: 18,568,831
Sole power to dispose or to direct the disposition:
Ensorcia: -0-
Triomphe: -0-
Shared power to dispose or to direct the disposition:
Ensorcia: 10,731,081
Triomphe: 18,568,831

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit Number 99.1 - Joint Filing Agreement

## Signatures
- Ensorcia Metals Corp.: /s/ Daniel Layton, Daniel Layton/Chief Executive Officer (05/15/2026)
- Triomphe Partners LLC: /s/ Daniel Layton, Daniel Layton/Manager (05/15/2026)